

April 7, 2011

Via Facsimile 206.404.4885 and U.S. Mail
Mr. Christopher J. Bellavia
Senior Vice President, General Counsel & Secretary
Fisher Communications, Inc.
140 4th Avenue N., Suite 500
Seattle, Washington 98109

> **Re:** **Fisher Communications, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 0-22439**

Dear Mr. Bellavia:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1. Please ensure that all amendments are properly tagged on EDGAR using the appropriate EDGAR tag of "PRER".

2. We reissue prior comment 2 and partially reissue prior comment 3. Although you have clarified that Mr. Cassara will be the Class I director under all scenarios if amongst the top four elected, the agreement could still result in the potential assignment of one of your Class III nominees to Class I if Mr. Cassara is not elected. It would appear that shareholders should be permitted to vote separately on (i) the nominee and (ii) the term the nominee serves. Please advise. Alternatively, you must seek authority to implement the arrangement agreed upon by the parties that potentially could result in a Class III nominee being designated to Class I. Please revise your proxy statement and proxy card accordingly or advise.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions